

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 14, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of PGIM ETF TRUST, under the Exchange Act of 1934.

- Shares of beneficial interest, $0.001 par value per share, of PGIM QMA Strategic Alpha Small-Cap Growth ETF

- Shares of beneficial interest, $0.001 par value per share, of PGIM QMA Strategic Alpha Small-Cap Value ETF

Sincerely,

An Intercontinental Exchange Company